FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 – Name and Address of Company:
Concordia International Corp. (formerly Concordia Healthcare Corp.)
277 Lakeshore Rd. East
Suite 302
Oakville, ON
L6J 1H9
Item 2 - Date of Material Change:
June 27, 2016
Item 3 – News Releases:
A news release in respect of the name change was disseminated over CNW on June 28, 2016.
Item 4 – Summary of Material Change:
On June 28, 2016 Concordia International Corp. (“Concordia” or the “Company”) announced it changed its name from Concordia Healthcare Corp. to Concordia International Corp.
Item 5 – Full Description of Material Change:
5.1    Full Description of Material Change
Concordia announced it changed its name from Concordia Healthcare Corp. to Concordia International Corp.
The name change was previously approved by the Board of Directors of the Company and the Company’s shareholders. It is expected that the common shares of the Company will begin trading under the new name on June 30, 2016. The Company’s stock symbol will remain CXR on the TSX and CXRX on NASDAQ.
5.2    Disclosure for Restructuring Transactions
Not applicable.
Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.

Item 7 - Omitted Information:
Not applicable.
Item 8 – Executive Officer:
Adrian de Saldanha, Chief Financial Officer, 905-842-5150
Item 9 – Date of Report:
July 5, 2016

Notice regarding forward-looking statements and information:
This material change report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the expected date that the common shares of the Company will begin trading under the new name of the Company. The forward-looking events and circumstances discussed in this material change report may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia's securities, increased indebtedness and leverage, Concordia's growth, risks associated with the use of Concordia's products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.